Mail Stop 4561
                                                                 March 6, 2017

Eleftherios Papageorgiou
Chief Executive Officer
Entranet, Inc.
110 East Broward Blvd, Suite 1700
Fort Lauderdale, FL 33301

        Re:     Entranet, Inc.
                Amendment No. 2 to Registration Statement on Form S-1 Filed February 28, 2017
                File No. 333-215446

Dear Mr. Papageorgiou:

       Our preliminary review of your amended registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we are unable to complete a review of the registration statement as your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

        If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

                                                                 Sincerely,

                                                                 /s/ Jan Woo

                                                                 Jan Woo
                                                                 Legal Branch
Chief
                                                                 Office of
Information Technologies
                                                                 and Services


cc:     William Eilers, Esq.
        Eilers Law Group, P.A.